Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-285084

Looking for a convenient way to invest and earn an attractive return? Consider investing in Ford Interest Advantage (FIA) Floating Rate Demand Notes. This U.S. program, established over 40 years ago, offers a flexible way to invest directly with Ford Credit, the financing subsidiary of Ford Motor Company. FIA Notes provide an attractive interest rate and directly support Ford Credit's operations. These Notes are unsecured debt obligations of Ford Motor Credit Company and are offered only by prospectus.

Key Program Features:

•	Earn an attractive interest rate, currently 3.75%*.
•	Avoid Management fees and long-term commitments.
•	Withdraw your money anytime without penalty.
•	Enroll and manage your investment online using our new mobile app.
•	Get free checks and enjoy unlimited electronic transfers.
•	Invest a minimum of $1,000 to get started.

Employee Advantage: Ford employees may meet the $1,000 minimum balance requirement over a ten-month period through convenient payroll deductions. **

Eligibility: U.S. Individuals and entities with a U.S. address and a valid SSN or Federal Tax ID.

To Enroll:

•	Visit: www.ford.com/finance/investor-center/ford-interest-advantage. Scroll to “Three Easy Ways to Enroll” and select “Read Prospectus and Apply.”
•	Invest: Fund your investment securely online, set up payroll deduction, or attach your initial investment of $1,000 to your mail in application.

To Learn More: Visit the Ford Interest Advantage website and read the prospectus.

*Rate as of 3/9/2026, with a Yield of 3.82%, Updated weekly on the FIA website.

**Payroll Deductions must start within 30 days of enrollment. Minimum balance required thereafter.

Important Disclosure: The Notes issued under the Ford Interest Advantage Program are unsecured debt obligations of Ford Motor Credit Company LLC. They are not insured by the Federal Deposit Insurance Corporation, they are not guaranteed by Ford Motor Credit Company, and they do not constitute a bank account. Ford Interest Advantage is not a money market mutual fund. As investments in the debt of one company (Ford Credit), the Notes do not meet the diversification or investment quality standards for money market funds set forth in the Investment Company Act of 1940.

The Notes available through Ford Interest Advantage are issued by Ford Motor Credit Company and are offered only in the United States. This communication does not constitute an offer to sell or a solicitation to invest in the Notes in any jurisdiction in which such offer or solicitation is not authorized, or to any person to whom it is unlawful to make such offer or solicitation in any such jurisdiction. U.S citizens and resident aliens with U.S. Taxpayer ID (e.g., Social Security Number) may apply.

Ford Credit has filed a registration statement (including a prospectus) with the Securities and Exchange Commission relating to the offering of Ford Interest Advantage Notes. Before you invest, you should read the prospectus in the Registration Statement and the other documents Ford Credit has filed with the SEC for more complete information about Ford Credit and the Ford Interest Advantage Note program. The documents may be obtained free of charge through EDGAR on the  SEC Website. Alternatively, Ford Credit will send you a prospectus upon request by calling 1-800-462-2614.